UNITED STATES SECURITIES AND EXCHANGE COMMISSION
                             Washington, DC 20549

                                    FORM 4

                 STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP

                                                            OMB APPROVAL
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    Filed pursuant to Section 16(a) of the Securities Exchange Act of 1934,
      Section 17(a) of the Public Utility Holding Company Act of 1935 or
              Section 30(f) of the Investment Company Act of 1940

[_] Check this box if no longer subject to Section 16. Form 4 or Form 5 obligations may continue. See Instruction 1(b).

________________________________________________________________________________
1.   Name and Address of Reporting Person*

     Symbol Technologies, Inc.
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   (Last)                           (First)             (Middle)

     One Symbol Plaza
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                                    (Street)

     Holtsville                       NY                11742
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   (City)                           (State)              (Zip)


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2.   Issuer Name and Ticker or Trading Symbol


     @pos.com, Inc. (OTCBB: epos)
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3.   I.R.S. Identification Number of Reporting Person, if an entity (Voluntary)


     11-2308681
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4.   Statement for Month/Year

     August, 2002

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5.   If Amendment, Date of Original (Month/Year)


________________________________________________________________________________
6.   Relationship of Reporting Person(s) to Issuer
     (Check all applicable)

     [_]  Director                             [X]  10% Owner
     [_]  Officer (give title below)           [_]  Other (specify below)


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________________________________________________________________________________
7.   Individual or Joint/Group Filing (Check applicable line)

     [X]  Form filed by One Reporting Person
     [_]  Form filed by More than One Reporting Person
________________________________________________________________________________


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           Table I -- Non-Derivative Securities Acquired, Disposed of,
                             or Beneficially Owned
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
                                                                                                                6.
                                                                 4.                              5.             Owner-
                                                                 Securities Acquired (A) or      Amount of      ship
                                                    3.           Disposed of (D)                 Securities     Form:     7.
                                                    Transaction  (Instr. 3, 4 and 5)             Beneficially   Direct    Nature of
                                      2.            Code         ------------------------------- Owned at End   (D) or    Indirect
1.                                    Transaction   (Instr. 8)                   (A)             of Month       Indirect  Beneficial
Title of Security                     Date          ------------     Amount      or     Price    (Instr. 3      (I)       Ownership
(Instr. 3)                            (mm/dd/yy)     Code     V                  (D)             and 4)         (Instr.4) (Instr. 4)
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


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
*    If the Form is filed by more than one  Reporting  Person,  see  Instruction
     4(b)(v).

Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.

                            (Print or Type Responses)                    (Over)

Table II -- Derivative Securities Acquired, Disposed of, or Beneficially Owned
         (e.g., puts, calls, warrants, options, convertible securities)

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
                                                                                                                    10.
                                                                                                          9.        Owner-
                                                                                                          Number    ship
                                                                                                          of        Form
                    2.                                                                                    Deriv-    of
                    Conver-                    5.                              7.                         ative     Deriv-   11.
                    sion                       Number of                       Title and Amount           Secur-    ative    Nature
                    or                         Derivative    6.                of Underlying     8.       ities     Secur-   of
                    Exer-             4.       Securities    Date              Securities        Price    Bene-     ity:     In-
                    cise     3.       Trans-   Acquired (A)  Exercisable and   (Instr. 3 and 4)  of       ficially  Direct   direct
                    Price    Trans-   action   or Disposed   Expiration Date   ----------------  Deriv-   Owned     (D) or   Bene-
1.                  of       action   Code     of(D)         (Month/Day/Year)            Amount  ative    at End    In-      ficial
Title of            Deriv-   Date     (Instr.  (Instr. 3,    ----------------            or      Secur-   of        direct   Owner-
Derivative          ative    (Month/  8)       4 and 5)      Date     Expira-            Number  ity      Month     (I)      ship
Security            Secur-   Day/     ------   ------------  Exer-    tion               of      (Instr.  (Instr.   (Instr.  (Instr.
(Instr. 3)          ity      Year)    Code V    (A)   (D)    cisable  Date     Title     Shares  5)       4)        4)       4)
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

$3,500,000        See        8/20/02   J(3)     $225,000     At any  12/31/02  Common  636,386  $225,000             D
Amended           conver-                                    time              Stock,
and Restated      sion                                                         par
Convertible       formula(2)                                                   value
Promissory Note                                                                $0.001
made by @pos.com,                                                              per
Inc. and                                                                       Share
Crossvue, Inc.
in favor of
Symbol
Technologies,
Inc. (the
"Note")(1)

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
(1) As of August 20, 2002, @pos.com, Inc. (the "Company") owed $2,188,880.45 in outstanding principal and interest under the Note, convertible on such date into 10,487,966 shares of Common Stock. As of the date hereof, the Company owed $2,201,439.86 in outstanding principal and interest under the Note, convertible on such date into 10,623,900 shares of Common Stock.

(2) The Note is convertible into such number of shares of Common Stock as is equal to the product of (A) a fraction, the numerator of which is the then-outstanding balance of the Note (including accrued and unpaid interest) and the denominator of which is $5,000,000 and (B) the number of shares of Common Stock outstanding on a fully diluted basis.

(3) On August 20, 2002, the Company borrowed an additional $225,000 under the Note.

Explanation of Responses:

On August 12, 2002, Symbol Technologies, Inc., a Delaware corporation ("Symbol"), Symbol Acquisition Corp., a wholly owned subsidiary of Symbol, and the Company entered into an Agreement and Plan of Merger (the "Merger Agreement") and, in connection therewith, the Note was made by the Company in favor of Symbol. The Note was provided out of Symbol's working capital and permitted the Company to repay in full all of the borrowings outstanding under the Convertible Promissory Note dated June 25, 2002 held by Hand Held Products Inc. and provided additional working capital to the Company until the transactions contemplated by the Merger Agreement are to be consummated. The Company is expected to borrow additional funds and thereby increase the outstanding principal amount under the Note from time to time.

Pursuant to the Merger Agreement, on August 19, 2002, Symbol Acquisition Corp. commenced a cash tender offer (the "Offer") to purchase all of the issued and outstanding shares of the Common Stock at a purchase price of $0.46 per share, net to the seller in cash. The tender offer, unless extended, is scheduled to expire at 12:00 midnight on September 16, 2002. Subject to the terms and conditions set forth in the Merger Agreement, following the consummation of the Offer, Symbol Acquisition Corp. shall be merged with and into the Company, with the Company continuing as the surviving corporation in such merger.

** Intentional misstatements or omissions of facts constitute Federal Criminal Violations.

See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).

Note: File three copies of this Form, one of which must be manually signed. If space is insufficient, see Instruction 6 for procedure.


           /s/ Leonard Goldner                            September 10, 2002
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      **Signature of Reporting Person                           Date